BEYOND AIR, INC.

900 Stewart Avenue, Suite 301

Garden City, NY 11530

November 22, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Juan Grana and Katherine Bagley

Re: Beyond Air, Inc.

Registration Statement on Form S-3

File No. 333-282834

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 PM ET on November 26, 2024, or as soon thereafter as is practicable.

Very truly yours,

Beyond Air, Inc.

By:	/s/ Steven Lisi
Chief Executive Officer and Chairman